Exhibit 1

FOR IMMEDIATE RELEASE	19 DECEMBER 2016

WPP PLC (“WPP”)

Grey Group acquires Tank in Canada

WPP announces that its wholly-owned operating company Grey Group, the global marketing communications company, has acquired Entreprise de Communications Tank Inc. (“Tank”), a leading full-service healthcare and consumer agency in Canada.

Tank’s audited net revenues were CAD$14 million for its fiscal year ended April 30, 2016. Clients include AbbVie, BMS, Caisse de depot, Department of Canadian Heritage, Eli Lilly, Lundbeck and Telus Health. The company employs 120 people and is based in Montreal. It was founded in 2007. Tank will retain its name and become part of Grey Group Canada

The acquisition further strengthens WPP’s operations in Canada where, including associates and affiliates, Group companies generate revenues of nearly US$500 and employ 3,000 people.

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239